Exhibit 99.5

CONTINGENT CONSIDERATION FORFEITURE AGREEMENT

RELATING TO THE

BUSINESS COMBINATION AGREEMENT

DATED 6 JUNE 2020

FUSION WELCOME – FUEL, S.A. (NOW NAMED FUSION FUEL PORTUGAL S.A.),

FUSION FUEL GREEN PLC

CERTAIN OF THE COMPANY SHAREHOLDERS

DATED AS OF 31 December 2021

CONTINGENT CONSIDERATION FORFEITURE AGREEMENT

THIS AGREEMENT is made and entered into as of 31st of December, 2021, by and among Fusion Welcome – Fuel, S.A. (now named Fusion Fuel Portugal S.A.), a public limited company domiciled in Portugal, sociedade anónima (the “Company”), Fusion Fuel Green plc (formerly Dolya Holdco 3 Limited), a public limited company domiciled in Ireland (“Parent”) and certain of the shareholders of the Company set forth on the signature pages hereto (“Company Shareholders”). The term “Agreement” as used herein refers to this Agreement, as the same may be amended from time to time. Each of Parent, the Company, and the Company Shareholders are referred to herein, individually, as a “Party” and, collectively, as the “Parties”. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Business Combination Agreement.

RECITALS

A.                The Parties, FalcFive, LDA, HL Acquisitions Corp., a British Virgin Islands business company (“HL”) and Merger Sub Corp., a British Virgin Islands business company and wholly owned subsidiary of Parent (“Merger Sub”) entered into a Business Combination Agreement dated 6 June 2020 (the “Business Combination Agreement”).

B.                 On Closing Merger Sub merged with and into HL (the “Merger”) with HL being the surviving entity of the merger and becoming a wholly-owned subsidiary of Parent (“Surviving BVI Company”). The Surviving BVI Company was liquidated after Closing.

C.                 Pursuant to Section 2.4 of the Business Combination Agreement, the Company Shareholders were granted a contingent right to receive the Contingent Consideration, subject to the terms and conditions set out in the Business Combination Agreement. The aggregate Contingent Consideration issuable thereunder would not exceed 1,137,000 Parent Class A Ordinary Shares and 1,137,000 Parent Warrants, which the Parties agreed represented an aggregate of €61 million of Net Present Value of Power Purchase Agreements.

D.                Certain of the Company Shareholders have agreed to the forfeiture of their contingent rights to receive the Contingent Consideration. The rights of Falcfive, LDA shall not be affected by this Agreement and FalcFive, LDA’s contingent right to receive its Pro Rata Percentage of the Contingent Consideration shall continue, subject to the terms and conditions set out in the Business Combination Agreement.

E.                 The board of directors of Parent has approved this Agreement and determined that this Agreement and the transactions and other transactions contemplated hereby are fair to, and in the best interests of, Parent and its shareholders.

NOW, THEREFORE, in consideration of the covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

THE FORFEITURE

1.1              The Forfeiture. With effect from the date of this Agreement, each of Numberbubble, S.A., Magno Efeito, S.A. and Key Family Holding Investimentos e Consultoria de Gestao, LDA hereby irrevocably waives and forfeits its right to receive its Pro Rata Percentage of the Contingent Consideration.

1.2              No effect on Falcfive, LDA. The rights of Falcfive, LDA shall not be affected by this Agreement and FalcFive, LDA’s contingent right to receive its Pro Rata Percentage of the Contingent Consideration shall continue, subject to the terms and conditions set out in the Business Combination Agreement.

Article II

GENERAL PROVISIONS

2.1              Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other internationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) to the addresses set out in the Business Combination Agreement.

2.2              Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. References to a document or item of information having been “made available” will be deemed to include the posting of such document or item of information in an electronic data room accessible by HL or any of its representatives.

2.3              Counterparts; Electronic Delivery. This Agreement and each other document executed in connection with the termination of the Contingent Consideration, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

2.4              Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties and any of their respective Affiliates with respect to the Contingent Consideration; and (b) are not intended to confer upon any other Person any rights or remedies hereunder. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Contingent Consideration exist between the Parties except as expressly set forth or referenced in this Agreement and the Business Combination Agreement.

2.5              Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

2.6              Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.6 shall not be required to provide any bond or other security in connection with any such injunction.

2.7              Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

2.8              Consent to Jurisdiction; WAIVER OF TRIAL BY JURY. Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the state courts of the State of New York, located in the County of New York (or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal courts of the United States of America sitting in the Southern District of New York) in connection with any matter based upon or arising out of this Agreement, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and manner of service of process. Each Party hereby agrees not to commence any legal proceedings relating to or arising out of this Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

2.9              Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

2.10          Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 12.10, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

2.11          Amendment. This Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of the Parties.

2.11          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

FUSION WELCOME – FUEL, S.A.
(now named Fusion Fuel Portugal S.A.)

By:	/s/ Frederico Figueira de Chaves
Name: Frederico Figueira de Chaves
Title: Administrator

By:	/s/ João Teixeira Wahnon
Name: João Teixeira Wahnon
Title: Administrator

FUSION FUEL GREEN PLC

By:	/s/ Frederico Figueira de Chaves
Name: Frederico Figueira de Chaves
Title: Director

CERTAIN OF THE COMPANY SHAREHOLDERS:

NUMBERBUBBLE, S.A.

By:	/s/ João Teixeira Wahnon
Name: João Teixeira Wahnon
Title: Administrator

MAGNO EFEITO, S.A.

By:	/s/ Jaime Silva
Name: Jaime Silva
Title: Administrator

KEY FAMILY HOLDING INVESTIMENTOS E CONSULTORIA DE GESTAO, LDA.

By:	/s/ Frederico Figueira de Chaves
Name: Frederico Figueira de Chaves
Title: Partner